

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ANNOUNCES NEW APPOINTMENT TO BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA, February 15, 2012 – GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to announce the appointment of Ms. Blanca Treviño de Vega to its Board of Directors, effective immediately. Ms. Treviño, 52, currently serves as President and Chief Executive Officer of Softtek, a global provider of process-driven Information Technology solutions based in Monterrey, Mexico. Under Ms. Treviño's leadership, Softtek has become a leading provider of Information Technology services in Latin America.

"Blanca Treviño has been instrumental in Mexico's rise as an emerging power in the field of Information Technology services and remains one of the most influential business executives in Latin America,"   said Ian Telfer, Goldcorp Chairman. "She brings to Goldcorp a wealth of talent and global experience that will benefit our shareholders from her very first day as a Director."

Ms. Treviño has served on the Board of Directors for Wal-Mart de Mexico S.A.B. de C.V. since 2006, and has been a board member for several universities and nonprofit organizations. She has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, and was featured as a "Rising Star" on Fortune Magazine's list of the 50 Most Powerful Women. A native and resident of Monterrey, Ms. Treviño holds a degree in Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey. Her appointment to the Goldcorp board brings the number of directors to 11.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

CONTACT INFORMATION:
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com